Exhibit 99.2

Kinross Gold Corporation

25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information, please see Kinross’ 2021 year-end
Financial Statements, MD&A
and results news release
at www.kinross.com

NEWS RELEASE

Kinross provides update on development projects and full-year 2021 exploration results

Mineral reserves increase 2.7 million gold oz. year-over-year to 32.6 million gold oz.

La Coipa starts commissioning, increases production estimate by 45% and mine life to early 2026

Toronto, Ontario – February 16, 2022 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross” or the “Company”) today provided updates on its development projects, exploration program and its estimated mineral reserves and resources.

(This news release contains forward-looking information about expected financial and operating performance of the Company. All mineral reserves and mineral resources, as well as mine life disclosures, are estimates. All dollar amounts are expressed in U.S. dollars, unless otherwise noted)

Development project highlights:

•	Tasiast 24k: Project proceeding on schedule to reach throughput of 21,000 tonnes per day on a sustained basis by the end of Q1 2022, and 24,000 tonnes per day by mid-2023.
•	La Coipa Restart: Commissioning commenced in February 2022 on schedule and on budget. The project increased estimated life of mine production by 45% to 1 million Au eq. oz. and extended mine life into early 2026.
•	Udinsk: Feasibility study is advancing well and is on schedule to be completed in Q3 2022. Mine plan optimization work is ongoing.
•	Lobo-Marte: Activities related to permitting continue after the completion of the project feasibility study last quarter.
•	Tasiast solar power plant: Proceeding with development of a 34 MW solar power plant to reduce greenhouse gas emissions at Tasiast.
•	Manh Choh: Feasibility study on schedule to be completed by the end of 2022.

Exploration and Mineral Reserves and Resources1 update:

•	Kinross increased proven and probable mineral reserve estimates to 32.6 million Au oz. in 2021, adding 2.7 million Au oz. net of depletion, mainly due to additions of 3.0 million Au oz. at Udinsk and a net increase of 792 Au koz. at Round Mountain, primarily from Phase S.
•	Chirano added 400 Au koz. of measured and indicated mineral resources, and extended its estimated mine life by one year to 2026. Tasiast added 700 Au koz. to its inferred mineral resource as part of the underground West Branch depth extension.
•	In 2022, Kinross expects to ramp up its global exploration program by following up on key targets identified in 2021 – which include significant results at Round Mountain and the Kayenmyvaam license near Kupol – with the goal of adding to its mineral reserve and resource estimates.

CEO commentary

J. Paul Rollinson, President and CEO, made the following comments in relation to Kinross’ development projects:

“In 2021, Kinross successfully added 2.7 million gold ounces to its mineral reserve estimates net of depletion, bringing our total to 32.6 million gold ounces, primarily as a result of advancing exploration programs and project studies at Udinsk, Lobo-Marte and Round Mountain.

“Our development projects also continued to advance well. At La Coipa, estimated life-of-mine production increased 45% to 1 million ounces, which also extended mine life to early 2026. Commissioning of the plant began in February 2022, on schedule and on budget, with the project expected to reach full operating capacity at mid-year. The Tasiast 24k project is also progressing well, and is expected to reach a sustained throughput of 21,000 tonnes per day by the end of this quarter. We also look forward to completing the feasibility study at Udinsk in the third quarter.

1 See also Kinross’ Annual Mineral Reserve and Mineral Resource Statement, estimated as at December 31, 2021, and explanatory notes starting at page 21.

p. 1	Kinross provides update on development projects and full-year 2021 exploration results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

“In 2022, we expect to ramp up our global exploration program, with a particular focus at Round Mountain and the Kayenmyvaam license near Kupol, with the goal of adding to our mineral resource estimates. We also look forward to closing the Great Bear acquisition and plan to immediately initiate a comprehensive exploration program at the Dixie project in Red Lake, Ontario.”

Development projects

Tasiast projects

Tasiast 24k: The Tasiast 24k project continues to advance well, with the first phase of the project on schedule to reach sustained throughput of 21,000 tonnes per day by the end of Q1 2022. The power plant started operations in Q4 2021 and commissioning is ongoing at a number of facilities that are part of the project’s first phase. The second phase of the project is also progressing well and is on schedule to reach throughput of 24,000 tonnes per day by mid-2023. Engineering for the second phase of the project is 60% complete, with all major equipment purchased and construction of the site’s third leach tank 50% complete.

Tasiast solar project: As part of Kinross’ efforts to reduce its greenhouse gas (“GHG”) emissions, the Company is proceeding with the development of a photovoltaic solar power plant at Tasiast with power generation capacity of 34 MW and a battery system of 18 MW.

The plant is expected to generate positive returns and reduce GHG emissions by up to 50 Kt per year, or approximately 530 Kt over the life of mine, which could save approximately 180 million litres of fuel over the same period. The plant is expected to be integrated with Tasiast’s power generation suite, and provide approximately 20% of the site’s power. Site activities, such as geotechnical drilling for solar panel foundations, is expected to commence in Q2 2022, with the plant scheduled to be completed in Q3 2023. The project is expected to cost approximately $55 million and contribute to the Government of Mauritania’s GHG reduction targets in the country.

La Coipa Restart

The La Coipa Restart project in Chile continued to make excellent progress, with commissioning of the plant commencing in February 2022, on schedule and on budget. The project is currently using lower grade stockpile ore for commissioning, with the plant expected to ramp up over the first half of the year to reach full operating capacity mid-year. Plant refurbishments of critical components are essentially complete, with other ongoing refurbishments planned during the ramp up period. The construction of the mine road has been completed.

Kinross has increased La Coipa’s expected life of mine production by 45% to approximately 1 million Au eq. oz., compared with the previous estimate of 690 Au eq. koz. by incorporating the nearby Puren pit into the project and optimizing the Phase 7 mine plan. The increase in production has extended La Coipa’s estimated mine life to early 2026 from 2024. With the positive changes to the mine plan, some ounces expected in 2023 are planned to be deferred into later years due to blending of lower grade Puren ore with Phase 7 ore. Pre-stripping at the main Phase 7 pit continues on schedule, with pre-stripping at Puren expected to start in early Q2 2022.

The Company continues to study other opportunities to further expand La Coipa’s mine plan, including an additional Puren pushback and incorporating other adjacent pits into the project. Kinross has also recently signed a power purchase agreement to supply La Coipa with 100% renewable power to meet its power needs, in line with the Company’s GHG reduction strategy.

As a result of mine plan optimizations, the Company added to La Coipa’s gold and silver mineral reserve estimates. Kinross also added to the project’s gold and silver mineral resource estimates, mainly due to the change in the Company’s silver price assumption for mineral resources from $20 per ounce to $22 per ounce:

•	Added 27 Au koz. to proven and probable reserves and 251 Au koz. to measured and indicated resources
•	Added 857 Ag koz. to proven and probable mineral reserves and 6,588 Ag koz. to measured and indicated resources

p. 2	Kinross provides update on development projects and full-year 2021 exploration results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

La Coipa Gold Mineral Reserve and Mineral Resource estimates[1,3]
	2020 (Au koz)	Exploration & Engineering (Au koz)	2021 (Au koz)
Proven and Probable Reserves	871	27	898
Measured and Indicated Resources	1,161	251	1,412
Inferred Resources	108	1	109

La Coipa Silver Mineral Reserve and Mineral Resource estimates[1,3]
	2020 (Ag koz)	Exploration & Engineering (Ag koz)	2021 (Ag koz)
Proven and Probable Reserves	40,872	857	41,728
Measured and Indicated Resources	28,704	6,588	35,292
Inferred Resources	3,036	(17)	3,019

Lobo-Marte

After completion of the Lobo-Marte feasibility study last quarter, the Company continues to work on activities related to permitting, and the Environmental Impact Assessment. The timing for Lobo-Marte is dependent on permitting and the conclusion of mining at La Coipa. Should further La Coipa mine life extension opportunities be successful, such as the additional Puren pushback and incorporating other adjacent pits, Lobo-Marte’s timing is expected to be affected accordingly.

Lobo-Marte provides optionality for Kinross’ long-term portfolio and the Company sees potential to develop the project into a large, low-cost mine. The go-forward decision will depend on a range of factors, including the gold price environment and projections, expected economic returns, and permitting.

Udinsk

The Udinsk feasibility study continues to advance engineering with a focus on design optimization, capital cost updates and trend analysis. The Company has now incorporated the construction of a power line to connect Udinsk to the regional grid as part of the base case feasibility study. In addition to reducing GHG emissions, the power line can potentially improve life of mine costs, project economics, and local power availability in local communities.

The feasibility study is also contemplating mine plan optimizations to enhance value and project economics that may bring incremental capital requirements. These include higher benches to potentially expand the pit and increase mine life, and optimizing plans for roads and the camp.

Capital cost and operating cost input pricing updates, including incorporating potential inflation impacts, will commence in late Q1 2022 and will be completed as engineering designs are finalized and execution planning is completed. Permitting work is also advancing, as well as community engagement activities. The feasibility study is on schedule to be completed in Q3 2022.

Project construction is expected to commence with early work activities in late 2022, and first production is planned for Q4 2025, pending a positive development decision.

p. 3	Kinross provides update on development projects and full-year 2021 exploration results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Exploration work during 2021 has identified several targets that are expected to be tested during 2022. More details are included in the Exploration update below.

Manh Choh

At the 70%-owned Manh Choh project, normal course permit applications were submitted at the end of 2021, including a wetlands permit under the Clean Water Act. Feasibility study work is advancing and the Company continues to refine the project plan, including implementing strategies to address potential impacts of inflation and contractor and labour market constraints in Alaska. The feasibility study is on schedule to be completed by the end of 2022 and, subject to permitting, initial production is expected to commence in late 2024.

Kinross is continuing to prioritize transparent engagement with local communities and the Village of Tetlin as it develops the project, building on its long and successful history of safe, responsible mining in Alaska. Manh Choh is expected to generate significant economic benefits for state and local communities, and the project plan minimizes Manh Choh’s environmental footprint by avoiding the construction of a mill and tailings facilities by transporting ore to Fort Knox for processing.

2021 Mineral Reserves and Mineral Resources update

(See also the Company’s detailed Annual Mineral Reserve and Mineral Resource Statement estimated as at December 31, 2021 and explanatory notes starting at page 21.)

Kinross maintained its gold price assumptions of $1,200 per ounce and $1,600 per ounce for its mineral reserve and mineral resource estimates, respectively, as of December 31, 20212.

The Company also maintained its $17 per ounce silver price assumption for its mineral reserve estimates, but has increased its silver price assumption to $22 per ounce, from $20 per ounce, for estimated mineral resources in order to better reflect the strong silver price performance2.

Kinross continues to prioritize quality, high-margin, low-cost ounces in its portfolio, and maintained its fully-loaded costing methodology.

Kinross Gold Mineral Reserve and Mineral Resource estimates[1,3]
	2020 (Au koz)	Depletion (Au koz)	Exploration & Engineering (Au koz)	2021 (Au koz)
Proven and Probable Reserves	29,988	(2,417)	5,077	32,649
Measured and Indicated Resources	32,438	(90)	(3,832)	28,517
Inferred Resources	8,980	(59)	168	9,091

Proven and Probable Mineral Reserves

Kinross’ total proven and probable mineral reserve estimates increased by 9%, or 2.7 million Au oz., to 32.6 million Au oz. at year-end 2021 compared with 30.0 million Au oz. at year-end 2020. The net increase was mostly due to a significant addition at Chulbatkan, and additions at Round Mountain and Lobo-Marte.

2 Please see page 24 for Mineral Reserve and Mineral Resource Statement Notes.

3 Rounding of values to the 000s may result in apparent discrepancies.

p. 4	Kinross provides update on development projects and full-year 2021 exploration results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

•	3.0 million Au oz. addition at Chulbatkan after the project PFS was completed in November 2021.
•	792 Au koz. net addition at Round Mountain, mostly due to the Phase S pushback in the south area of the pit.
•	340 Au koz. addition at Lobo-Marte, following the completion of the project FS in November 2021.
•	Fort Knox offset depletion as a result of 205 Au koz. from the Gil satellite project, and 110 Au koz. from the pit, being converted to mineral reserves.

Measured and Indicated Mineral Resources

Kinross’ total measured and indicated mineral resources estimate at year-end 2021 was 28.5 million Au oz. compared with 32.4 million Au oz. at year-end 2020. The decrease was largely a result of conversions of mineral resources to mineral reserves at Chulbatkan, Fort Knox and Round Mountain, partially offset by increases at Chirano, La Coipa and Lobo-Marte. At Chirano, exploration success and engineering changes added 400 Au koz. of measured and indicated resources at the site, while La Coipa and Lobo-Marte added 251 Au koz. and 200 Au koz., respectively, due to mine plan optimizations.

The Company’s total measured and indicated silver resources increased by 16% to 45.6 million Ag oz. at year-end 2021 compared with 39.2 million Ag oz. at year-end 2020. The increase was mostly due to La Coipa, which added 6.6 million Ag oz., mainly due to the change in silver price assumption from $20 per ounce to $22 per ounce, and mine plan optimization work.

Inferred Mineral Resources

Kinross’ total inferred mineral resource estimate increased to 9.1 million Au oz. at year-end 2021, compared with 9.0 million Au oz. at year-end 2020. Tasiast added 700 Au koz. to its inferred resource estimate, mainly as a result of ounces from the underground West Branch depth extension. The additions at Tasiast were mostly offset by decreases at Fort Knox, Round Mountain and Paracatu.

Exploration update

The Company’s exploration efforts continued to focus within the footprint of existing mines during 2021, with a total of more than 234,000 metres of drilling completed for all exploration projects.

Highlights of the 2021 brownfields exploration program include significant results at Round Mountain, the Kayenmyvaam license near Kupol and Chirano. The 2021 program was highly focused on defining key targets, with the plan to follow up on these results in 2022 with a comprehensive drilling program and add to Kinross’ mineral resource estimates.

Exploration efforts and engineering optimization added a total of approximately 5.1 million Au oz. in estimated mineral reserves before depletion in 2021. A large portion of the addition was from the conversion of 3.0 million Au oz. at Chulbatkan from mineral resources to mineral reserves.

•	Russia – Kupol area: Two remote field camps were established at Kayenmyvaam and Kavralyanskaya to support exploration work within the eastern and southern regions of the Kupol Synergy Zone of Influence (“KSP”), the 130 kilometre radius around Kupol based on an economic trucking distance to the mill.

At Kayenmyvaam, drilling has delineated the Arykvaam mineralized structure. The ore body has been defined across a strike length of approximately 1.4 kilometres with significant opportunities remaining both down dip and along strike of the main vein structure. (See Appendix A: Figure 1 for KSP map; Figure 2 for Arykvaam cross-section)

•	Round Mountain: Phase X drilling confirmed continuity of several structural domains that control the geometry of the mineralization for which encouraging high grades were received, with drilling also showing continuity of mineralization beyond the current resource pit. Drilling at Gold Hill (approximately seven kilometres northeast of Round Mountain) discovered a new high-grade vein located over 300 metres from the current Gold Hill resource. Follow-up drilling confirmed an appreciable down dip, within an untested structural corridor. (See Appendix A: Figure 3 for Phase X; Figure 4 for Round Mountain and Gold Hill map)

p. 5	Kinross provides update on development projects and full-year 2021 exploration results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

•	Chirano: Near-mine exploration activities, which included 40,600 metres of drilling in 2021, continued to focus on resource addition and mine life extension. Chirano extended its estimated mine life one year to 2026.

An exploration drift to drill the Obra underground resource was completed and 36 holes were drilled. All the holes returned encouraging results. In addition, drilling at Akwaaba, Tano and Suraw added approximately 400 Au koz. to the mineral resource estimates, which is expected to be available for conversion to mineral reserves in subsequent years.

For 2022, the exploration budget (brownfields and greenfields) increased to $130 million compared with $120 million in 2021. The increase is largely due to programs that will follow up on 2021’s exploration success, including focusing on the KSP and starting an underground exploration drift at Round Mountain. The exploration forecast does not include activities planned at the Dixie project in Red Lake, Ontario, pending the expected closing of the Great Bear Resources acquisition.

•	Russia – Kupol area: Kinross expects to spend up to $24 million in 2022 to explore targets within the KSP, including Dvoinoye, Kayenmyvaam, Kavralyanskaya, and the newly acquired Kvartseviy licenses, which the Company received permits to explore in 2021. These targets, together with deferred work on numerous prospective tenements in the KSP, will continue to be a focus for 2022. (See Appendix A: Figure 1 for map)

•	Russia – Chulbatkan region: The 2021 exploration work has identified key targets that are expected to be tested during 2022, including the Bismuth Cluster, Taimen and Soyka. A budget of approximately $11 million is allocated to Chulbatkan. Surface geochemistry work during 2021 highlighted several new target areas. An anomaly that is located approximately five kilometres southwest of the Udinsk deposit will be a focus area in the 2022 field season. (See Appendix A: Figure 5 for map)

•	Round Mountain: In 2022, Kinross is budgeting $16 million for the construction of a drift for underground exploration drilling at Phase X and surface exploration work at Gold Hill and the Round Mountain district.

•	Chirano: The Company is continuing to focus on upgrading the 2021 mineral resource estimates from the Obra, Tano, Suraw and Akwaaba underground, and to extend the Mamnao open pit. A budget of $8 million is allocated to Chirano.

•	Alaska: Kinross is budgeting approximately $7 million at Alaska for Fort Knox and Manh Choh, with the goal of converting inferred resource estimates at Gil-Sourdough to indicated resources, and exploring two key targets at Manh Choh, along with extensive regional reconnaissance for the greater Tetlin lease area.

A more detailed summary of 2021 highlights is presented below. Additional details may be found in the Appendices.

“Appendix A” provides illustrations, captions, and accompanying explanatory notes, and “Appendix B” provides complete drilling results and drill hole location data corresponding to the values below.

Appendix A: Refer to page 16 of this news release.

Appendix B: https://www.kinross.com/Exploration-drill-results-Appendix-B-Q4-YE-2021

Russia – Kupol area

Two remote field camps were established at Kayenmyvaam and Kavralyanskaya to support exploration work within the eastern and southern regions of the KSP. A total of approximately 74,000 metres of drilling was completed throughout the Chukotka region during the 2021 exploration campaign, including more than 40,000 metres after the two field camps were established at the end of Q1 2021.

p. 6	Kinross provides update on development projects and full-year 2021 exploration results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

At Kayenmyvaam, drilling has delineated the Arykvaam mineralized structure. The ore body has been defined across a strike length of approximately 1.4 kilometres, with significant opportunities remaining both down dip and along strike of the main vein structure. Drilling in the northern-most extent of the main Arykvaam structure has exposed high-grade veins at depth of approximately 250-300 metres, with attractive widths and excellent grades, including:

•	KY21-161 – 15.0m @ 6.0 g/t Au Eq.;
•	KY21-162 – 3.5 m @ 10.3g/t Au Eq.;
•	KY21-216 – 8.5 m @ 7.8 g/t Au Eq.; and
•	KY21-220 – 4.7 m @ 12.5 g/t Au Eq.

(See Appendix B for full drill results)

Drilling at Arykvaam has shown the presence of two additional mineralized zones of probable down-dip oriented, higher-grade ore shoots. In addition to drilling, magnetic survey data has provided excellent resolution on structures under the cover of tundra, allowing for further planning of extensional and regional exploration drilling in the Arykvaam area for 2022.

At Dvoinoye, a total of more than 15,000 metres of drilling was completed during 2021. Drilling in the Tarantula target area encountered a narrow high-grade zone associated with finely disseminated sulphide (mostly pyrite) veinlets, which selectively returned high-grade intercepts of up to 280 g/t Au. The Tarantula target mineralization is likely parallel to rhyolite dykes that follow the September target structural corridor.

During the latter part of 2021, a detailed geologic review commenced at Dvoinoye with the aim of identifying potential stratigraphic markers and their correlation between tectonic blocks. The recommendations from the work will be carried out in 2022. Additionally, field mapping and reinterpretation of historical drilling has identified a previously untested copper-molybdenum anomaly, which has been marked for follow up drilling in the 2022 exploration program.

The field camp established at Kavralyanskaya will serve as the base of operations for all the southern targets within the KSP area. Drilling in the Kosoy target area has revealed a multi-phased mineralized structure which is hosted in a volcanic sequence. The area has limited historical drilling and a series of grab samples collected returned high grades. Drilling at Kosoy returned encouraging results including:

•	KAV21-026 4.0 m @ 4.7 g/t Au & 65.4 g/t Ag; and
•	KAV21-016 1.5 m @ 2.5 g/t Au & 61.7 g/t Ag.

(See Appendix B for full drill results)

Kvartseviy is a recently granted license, which is northeast of Kayenmyvaam, and appears to represent a similar geologic setting as the Arykvaam deposit. Grab samples taken during the year returned a series of high grades (including 20 g/t Au). Surface mapping has delineated several high priority quartz vein structures which will form the basis of the initial exploration drilling campaign in 2022.

Regional exploration work such as mapping, structural modeling, geochemical soil, stream sampling and geophysical surveys was conducted in 2021 and the results of these efforts will form the priority targets for follow-up exploration programs in 2022.

p. 7	Kinross provides update on development projects and full-year 2021 exploration results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Kavralyanskaya (Kosoy and Gorniy targets) significant down-hole drill intercepts

Hole ID	From	To	Interval (m)	Au (g/t)	Ag (g/t)	AuEq	Target
KAV21-029	40.6	41.6	1.0	11.00	181.38	13.42	Kosoy
KAV21-026	43.3	44.3	1.0	10.18	135.36	11.98	Kosoy
KAV21-030	8.8	9.8	1.0	6.88	54.74	7.61	Kosoy
KAV21-026	44.3	45.3	1.0	5.94	76.26	6.96	Kosoy
KAV21-059	67.4	68.3	0.9	5.68	92.50	6.91	Kosoy
KAV21-009	50.8	51.8	1.0	3.96	2.86	4.00	Gorniy
KAV21-030	126.6	127.8	1.2	2.98	54.78	3.71	Kosoy
KAV21-016	38.3	39.0	0.7	5.04	117.64	6.61	Kosoy
KAV21-012	90.4	90.9	0.5	5.82	17.18	6.05	Gorniy

For full drill results and explanatory notes, see Appendix B. Ratio for AuEq is 75:1 Ag:Au

Russia - Chulbatkan

Brownfields exploration activities ramped-up in 2021 and expanded outwards from the main Udinsk deposit area. During 2021, approximately 32,000 metres of drilling was completed in 84 holes. The focus was drill testing approximately six kilometres of strike length along the Chulbatsky fault system to the northeast of the Udinsk deposit.

Drill testing to the southwest discovered the Taimen target, which has returned significant results, including:

•	UDK_244 – 34.5 metres @ 0.67 g/t Au;
•	UDK_263 – 37 metres @ 1.27 g/t Au; and
•	UDK_266 – 24.4 metres @ 1.17 g/t Au.

(See Appendix B for full drill results)

To date, significant intercepts have been defined over a strike length of approximately 700 metres which are within 2.5 kilometres of the Udinsk deposit, near surface, and at least partially oxidized. The Taimen target hosts a 40-50 metre wide fault zone notable for intense deformation, texturally destructive alteration and similar geometry to the main Chulbatsky fault trend, steeply dipping to the northwest. The Taimen zone remains sparsely drilled and is open along strike and at depth. Drill permitting for the Mt. Chulbat target, a bismuth super-cluster, was received in Q4 2021 and access roads are currently being constructed to drill test this key exploration target in Q1 2022.

Generative exploration activities also focused on completing surface geochemical soil sampling over the 450 square kilometre license package and advancing geophysical surveys. Surface results have highlighted several new target areas, including a geochemical anomaly that is located approximately 5 kilometres southwest of the Udinsk deposit, which is expected to be a focus area in the 2022 field season. Systematic target identification surveys covering the remaining prospective areas of the large license package will continue in 2022 and are expected to bolster the already extensive target pipeline.

p. 8	Kinross provides update on development projects and full-year 2021 exploration results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Udinsk significant down-hole drill intercepts

Hole ID	From	To	Interval (m)	Au (g/t)	Target
UGC0225	0	54	54	4.25	Pit
UGC0038	4	42	38	5.23	Pit
UGC0198	0	54	54	3.13	Pit
UGC0202	3	54	51	3.32	Pit
UGC0203	0	54	54	3.09	Pit
UGC0004	0	40	40	4.12	Pit
UGC0039	7	41	34	4.78	Pit
UGC0234	0	48	48	3.39	Pit
UGC0253	0	46	46	3.49	Pit

For full drill results and explanatory notes, see Appendix B

Chulbatkan Mineral Reserve and Mineral Resource estimates[1,2]
	2020 (Au koz)	Exploration & Engineering (Au koz)	2021 (Au koz)
Proven and Probable Reserves	-	2,964	2,964
Measured and Indicated Resources	4,167	(2,887)	1,280
Inferred Resources	173	(70)	103

Round Mountain

A total of 10,000 metres of drilling was completed in four target areas in 2021: Phase X, Gold Hill, Kelsey Creek and North Wall. Phase X drilling confirmed continuity of several structural domains which control the geometry of the epithermal mineralization, and mineralization beyond the current resource pit. Encouraging drilling results included:

•         D-1156 – 20.7 metres @ 12.12 g/t Au, which was located high in the system along a sub-vertical structure cutting the strongly welded tuff;

•         D-1154 – 55 metres @ 6.9 g/t Au, which was within the deeper poorly welded tuff; and

•         D-1158 – 3.4 metres @ 4.18 g/t Au, which was from the distal strike extent of several zones.

(See Appendix B for full drill results)

Gold Hill drilling documented a new vein discovery (with drill results that included D-1160 – 3.3 metres @ 7.42 g/t Au), under thick post-mineral cover, located over 300 metres from the current resource. Follow-up drilling confirmed a 230 metre dip and 100 metre strike extent in a 1.3 kilometre untested structural corridor. In addition, drilling confirmed extensions of other known veins (with drill results that included D-1161 3.46 metres @ 22.96 g/t Au), and tested two additional target concepts in the area.

The 2022 Round Mountain exploration program will continue to test new vein zones and extensions at Gold Hill, with the goal of building a mineral resource estimate. The Phase X program will test critical extensions and upside potential, with near-mine and regional exploration work continuing in 2022.

p. 9	Kinross provides update on development projects and full-year 2021 exploration results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Round Mountain significant down-hole drill intercepts

Hole ID	From	To	Interval (m)	True Width (m)	Au (g/t)	Target
D-1158	557.2	560.5	3.4	3.4	4.18	Phase X
D-1156	296.3	325.5	29.2	20.7	12.12	Phase X
D-1154	310.9	389.4	78.5	55.5	6.90	Phase X
including	294.1	295.7	1.5	1.1	92.60	Phase X
D-1154	294.1	297.2	3.0	2.2	47.46	Phase X
D-1139	490.4	551.4	61.0	52.8	3.38	Phase X
D-1121	431.1	514.1	83.0	28.4	1.93	Phase X
D-1121	328.6	422.8	94.2	32.2	2.71	Phase X
D-1120	407.2	419.5	12.3	2.3	21.44	Gold Hill
D-1161	492.3	496.3	4.0	3.5	22.96	Gold Hill

For full drill results and explanatory notes, see Appendix B.

Bald Mountain

At Bald Mountain, a total of approximately 18,500 metres of drilling was completed. The focus for 2021 was to drill test as many identified targets as possible within the large land package (North, Central and South). At year-end, 15 of these targets were drilled and interpreted, with the key North Point (target southeast of Top) and Duke targets marked for the next phase of drill testing. In addition, the Zed-Williams, Wino and Top UG targets have been upgraded to advanced exploration stage due to the assays and intercepts received during 2021. The West Yankee and South Yankee targets advanced to drilling testing, while the Dueces target will advance to drill testing in early 2022.

Zed-Williams is a target southeast of the previously mined Numbers pits within the intrusive related Bida trend. A series of encouraging results were received during 2021 including:

•         ZW21-007 62.5m @ 0.41 g/t Au;

•         ZWD21-003 32m @ 0.4g/t Au; and

•         ZW21-009 46m @ 0.46 g/t Au.

In 2021, geotechnical drilling into the Top underground potential mineral resource area returned grades higher than previously anticipated including:

•         TD21-001, 36.9m @ 6.2 g/t Au (Incl. 18.1 @ 10.6 g/t Au); and

•         TD21-004; 112.9m @1.6 g/t Au.

The 2022 exploration programs will focus on testing targets with the highest potential to deliver a near-surface mineral resource estimate (Zed-Williams, Wino, North Point, Dueces, South and West Yankee, and Duke), as well as build volume for the high-grade Top underground resource potential.

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Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Bald Mountain significant down-hole drill intercepts

Hole ID	From	To	Interval (m)	Au (g/t)	Target
ZW21-007	50.3	112.8	62.5	0.41	Zed Williams
WP21-009	143.3	190.5	47.2	1.2	Royale
WP21-002	164.6	222.5	57.9	0.71	Duke Central
TD21-004	222.5	335.4	112.9	1.58	Top Geotech
TD21-003	126.2	287.7	161.5	0.95	Top Geotech
TD21-002	187.1	247.3	60.2	1.36	Top Geotech
TD21-001	269.4	287.6	18.1	11.65	Top Geotech
Includes	250.7	287.6	36.9	6.20	Top Geotech
NP21-002	3.0	82.3	79.2	0.40	North Point
NA21-014	213.4	256.0	42.7	1.15	Wino

Alaska

Exploration efforts focused on the Gil-Sourdough area, located 13 kilometres east of Fort Knox. In addition, drilling tested mineralization under the Fort Knox pit east ramp, where shallow-dipping high-grade structures were interpreted. A small exploration program at Fort Knox Phase 9 West was carried out to test the continuity of high-grade structures. A total of approximately 5,700 metres of drilling was completed in 2021.

At Gil-Sourdough, most of the drilling was conducted with the goal of converting inferred mineral resources to indicated mineral resources. An area marked for a planned waste dump was also drilled to determine if any resource estimates could be established. While most assay results are pending, geologic logging shows narrow cross-cutting quartz veins with arsenopyrite and quartz-sericite.

At Manh Choh, favorable geology and pathfinder geochemistry was documented at the East, Ridgeline, South, Seven O’clock and Two O’clock targets. Further drill testing is currently planned for 2022 at the East, Discovery, and Ridgeline targets. Additionally, extensive regional reconnaissance is planned for the greater Tetlin lease area.

In 2022, exploration will focus on testing deep, higher grade ore-shear extensions beyond Fort Knox Phase 9 and converting inferred resources at the Gil-Sourdough to indicated resources. Within the Fairbanks District, exploration will test early-stage targets developed from gravity survey data.

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Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Fort Knox significant down-hole drill intercepts

Hole ID	From	To	Interval (m)	Au (g/t)	Target
FFC21-1830	393.2	399.3	6.1	9.67	Fort Knox - NWB
Including	393.2	394.7	1.5	38.11	Fort Knox - NWB
FFC21-1835	495.3	507.5	12.2	6.13	Fort Knox - NWB
Including	501.4	506	4.6	15.76	Fort Knox - NWB
TET21468	34.6	44.7	10.1	71.48	Manh Choh - Infill
TET21483	25.3	33	7.7	36.45	Manh Choh - Infill
TET21488	167.5	197.2	29.7	4.85	Manh Choh - Infill
TET21489	106.7	120	13.3	28.67	Manh Choh - Infill
TET21493	0	16.6	16.6	29.09	Manh Choh - Infill
TET21495	38.6	56.5	17.9	12.68	Manh Choh - Infill
TET21496	31.4	35.9	4.5	49.69	Manh Choh - Infill
TET21497	0	15.7	15.7	16.94	Manh Choh - Infill
TET21504	135	148.7	13.7	37.84	Manh Choh - Infill

For full drill results and explanatory notes, see Appendix B.

Curlew Basin Exploration (CBX) Project

The CBX program focused on areas around the historic K2 mine, which is located approximately 35 kilometres north of the Kettle River mill. In Q3 2021, the new underground exploration drifts were completed and underground drilling commenced, leading to the exposure of four new 1.5-6 metre veins, at 5.74 g/t Au.

Underground drilling of approximately 2,200 metres in 2021 extended multiple veins by 30-100 metres along strike at Stealth and Galaxie (2.1 metres @ 10.59g/t Au). In addition, mineralization indicators were intersected 300 metres south of the K5 resource, with assays still pending. The underground drill program currently has a technical success rate of 84%, which is the rate drilling intersects expected features at the predicted depths.

Surface drilling in the broader Curlew district tested nine target areas and completed approximately 8,800 metres of drilling, providing multiple vein extensions at Marlin (2.4 metres @ 14.92 g/t Au), and North Kettle (2.3 metres @ 4.54 g/t Au). In addition, proof-of-concept drilling documented mineralization indicators at significant distances from known resource at West Basin and Viper, approximately 240 and 365 metres from nearest drilling, respectively.

In 2022, drilling at CBX will focus on the goal of making a significant new vein-zone discovery. A surface drill program will continue to test additional targets in the larger system, as prevalent indicators exist over a 6.5 square kilometre area.

Curlew Basin Project significant down-hole drill intercepts

Hole ID	From	To	Interval (m)	True Width (m)	Au (g/t)	Target
1055	125.4	128.2	2.8	2.3	14.40	Marlin/K2 Deep
includes	125.4	127.5	2.2	1.8	17.41	Marlin/K2 Deep
1063	40.4	50.2	9.8	5.4	7.00	Firebird/EVP/Sonar
1063	59.4	64.9	5.5	3.9	4.70	Firebird/EVP/Sonar
1065	57.2	64.0	6.8	2.7	8.47	Firebird/EVP/Sonar
1074	257.6	260.0	2.4	1.2	14.92	Marlin
1100	33.5	36.0	2.4	2.1	10.59	Stealth/Galaxie/Emanuel Crk/K5
1100	60.6	71.0	10.5	6.0	5.74	Stealth/Galaxie/Emanuel Crk/K5

For full drill results and explanatory notes, see Appendix B.

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Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Chirano

A total of 40,600 metres of drilling was completed in 2021 at Chirano as near-mine exploration activities and infill drilling continued to focus on resource conversion and mine life extension. The site added 400 Au koz. of measured and indicated resources, which has the potential to be upgraded to mineral reserves in 2022 and 2023. Chirano extended its estimated mine life by one year to 2026.

The Obra underground exploration decline was completed in Q3 2021, after which 30 holes were drilled. All these holes returned encouraging results, confirming the interpreted high-grade mineralized shoot plunging to the north (including grades higher than 3 g/t Au), which has further upside potential, and a mineralized shoot remaining open down plunge. Drilling also highlighted the potential of mineralization down dip with the deepest hole drilled in 2021 from underground returning 13.3 metres @ 7.61g/t Au (true width), including 6.65 metres @ 12.73 g/t Au.

At Akwaaba, drilling continued to focus on shoot extensions below the reserve base. Results to date have defined moderate to high-grade zones that indicate northerly plunge at depth, demonstrating gold mineralization extension at depth below 1,300 metres.

Chirano significant down-hole drill intercepts

Hole ID	From	To	Interval (m)	True Width (m)	Au (g/t)	Target
CHDD3123UG	332.0	333.0	1.1	1.00	209.00	Suraw
CHDD3115UG	111.2	263.3	152.1	70.0	2.6	Obra
Including	184.1	262.2	78.1	35.0	3.2	Obra
CHDD3170UG	271.3	308.0	36.8	20.1	5.6	Obra
Including	274.0	296.1	22.1	12.1	7.5	Obra
CHDD3174UG	295.0	348.0	53.0	34.6	2.9	Obra
Including	295.0	319.0	24.0	15.6	5.3	Obra
CHDD3183UG	327.0	357.0	30.0	13.3	7.6	Obra
Including	338.0	353.0	15.0	6.7	12.7	Obra
CHDD3122UG	258.0	298.0	40.0	22.5	4.3	Akwaaba
Including	269.8	297.0	27.3	15.3	5.6	Akwaaba

For full drill results and explanatory notes, see Appendix B.

Chirano Mineral Reserve and Mineral Resource estimates[1,2]
	2020 (Au koz)	Depletion (Au koz)	Exploration & Engineering (Au koz)	2021 (Au koz)
Proven and Probable Reserves	974	(143)	59	891
Measured and Indicated Resources	628	(4)	396	1,021
Inferred Resources	376	-	(41)	335

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Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Greenfields exploration update

The greenfields exploration program in 2021 focused on targets in Nevada, the Abitibi region in Quebec and Ontario, Manitoba, areas of the Russian Far East, and northern Finland’s greenstone belts. Approximately 25,600 metres of drilling was completed on greenfields projects.

Both joint venture (JV) projects and projects in 100%-owned Kinross claims were explored in North America. Kinross and its JV partners undertook geochemical sampling, ground and airborne geophysical surveys and drilling programs. At several projects, exploration work identified indications of mineralization and generated prospective targets, with first and second phase drilling programs completed in 2021. New opportunities in Nevada, Ontario, Manitoba, Far East Russia and Finland were identified by the Company and its JV partners, and these are being considered for potential drilling programs in 2022.

High gold grades were encountered in shear hosted lode deposits in Canada at the Van Horne JV property in Ontario, and in Snow Lake, Manitoba, where Kinross expanded its exploration land position. High gold and silver grades were also encountered at projects in Nevada, where exploration is focused on epithermal and Carlin-style deposits, with exploration work expected to continue in 2022 after encouraging results. Kinross also explores for epithermal and lode gold in certain European countries, as well as the Russian Far East.

The focus of Kinross’ greenfields exploration strategy continues to be identifying strategic investments and partnerships with high-quality junior exploration companies targeting high-margin deposits and opportunities. Kinross also focuses on fostering relationships with management teams that have a successful track record of discovery and maintaining a solid pipeline of quality targets that demonstrate scope and scale for significant discovery.

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Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Conference call details

Kinross will hold a conference call and audio webcast on Thursday, February 17, 2022 at 8 a.m. ET to discuss the Company’s Q4 and year-end 2021 results and this news release, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – +1 (833) 968-2237; Passcode: 6090916

Outside of Canada & US – +1 (825) 312-2059; Passcode: 6090916

Replay (available up to 14 days after the call):

Canada & US toll-free – +1 (800) 585-8367; Passcode: 6090916

Outside of Canada & US – +1 (416) 621-4642; Passcode: 6090916

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

This release should be read in conjunction with Kinross’ 2021 year-end Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2021 year-end Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

APPENDIX A

Figure 1: Kupol Synergy Zone (KSP) of Influence map

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Refer to Appendix B for detailed drill results, available at: https://www.kinross.com/Exploration-drill-results-Appendix-B-Q4-YE-2021

Figure 2: Arykvaam cross-section (located in the Kayenmyvaam license in the KSP)

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Figure 3: Round Mountain Phase X

In 2022, Kinross is budgeting $16 million for the construction of a drift for underground exploration drilling at Phase X.

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Figure 4: Round Mountain and Gold Hill map

New vein discovery at Gold Hill, which is approximately 7 km north of Round Mountain.

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Figure 5: Chulbatkan map

N
Udinsk
Basecamp
Savvateevskiy
Rosipnoye
Kvartseviy
Mt Chulbat
Bismuth Cluster
Vostok
Soyka
Voron
Udinsk
Khvoyniy
SW EXT zone
Taimen
Amba
Franklin
Legend
Geology
Quaternary sediments
Lower Amur Intrusive Complex. Tonalites, granodiorites
Jurassic
Cretaceous Sediments. Pioneer and Gorinskiy Units
Au surface samples, ppm
0.01 - 0.25
0.25 - 0.50
0.50 - 1.00
1.00 - 2.00
2.00 - 5.77
Soil anomalies
Au+/-Ag
Ag +/- Pathfinders
Hole Status
Drilled
Planned
Prospect License
Resource Pit ($1,600/oz)
Main Faults/Structure
Roads
0 2 4 6 8
Km

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Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

2021 Annual Mineral Reserve and Resource Statement

Proven and Probable Mineral Reserves

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												GOLD
PROVEN AND PROBABLE MINERAL RESERVES (1,2,3,4,5,6)
Kinross Gold Corporation's Share at December 31, 2021
Property		Location	Kinross	Proven			Probable			Proven and Probable
			Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain		USA	100.0%	-	-	-	40,980	0.6	798	40,980	0.6	798
Fort Knox		USA	100.0%	34,810	0.3	375	196,575	0.3	2,092	231,385	0.3	2,467
Round Mountain	[7]	USA	100.0%	6,169	0.3	61	128,609	0.7	2,976	134,778	0.7	3,037
SUBTOTAL				40,979	0.3	436	366,164	0.5	5,866	407,143	0.5	6,302

SOUTH AMERICA
La Coipa	[8]	Chile	100.0%	448	0.6	8	17,560	1.6	890	18,008	1.6	898
Lobo-Marte		Chile	100.0%	-	-	-	160,702	1.3	6,733	160,702	1.3	6,733
Paracatu		Brazil	100.0%	466,811	0.4	6,499	70,055	0.3	774	536,866	0.4	7,273
SUBTOTAL				467,259	0.4	6,507	248,317	1.1	8,397	715,576	0.6	14,904

AFRICA
Chirano		Ghana	90.0%	5,040	1.5	244	9,144	2.2	646	14,184	2.0	890
Tasiast		Mauritania	100.0%	48,563	1.3	1,961	63,910	2.2	4,443	112,473	1.8	6,404
SUBTOTAL				53,603	1.3	2,205	73,054	2.2	5,089	126,657	1.8	7,294

RUSSIA
Chulbatkan		Russia	100.0%	-	-	-	56,497	1.6	2,964	56,497	1.6	2,964
Dvoinoye		Russia	100.0%	813	3.5	91	149	11.7	56	962	4.7	147
Kupol		Russia	100.0%	776	5.8	144	4,965	5.6	894	5,741	5.6	1,038
SUBTOTAL				1,589	4.6	235	61,611	2.0	3,914	63,200	2.0	4,149

TOTAL GOLD				563,430	0.5	9,383	749,146	1.0	23,266	1,312,576	0.8	32,649

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												SILVER
PROVEN AND PROBABLE MINERAL RESERVES (1,2,3,4,5,6)
Kinross Gold Corporation's Share at December 31, 2021
Property		Location	Kinross	Proven			Probable			Proven and Probable
			Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Round Mountain	[7]	USA	100.0%	-	-	-	5,628	6.3	1,146	5,628	6.3	1,146
SUBTOTAL				-	-	-	5,628	6.3	1,146	5,628	6.3	1,146

SOUTH AMERICA
La Coipa	[8]	Chile	100.0%	448	50.4	725	17,560	72.6	41,003	18,008	72.1	41,728
SUBTOTAL				448	50.4	725	17,560	72.6	41,003	18,008	72.1	41,728

RUSSIA
Dvoinoye		Russia	100.0%	813	7.2	188	149	33.4	160	962	11.3	348
Kupol		Russia	100.0%	776	75.1	1,874	4,965	79.7	12,723	5,741	79.1	14,597
SUBTOTAL				1,589	40.3	2,062	5,114	78.4	12,883	6,703	69.3	14,945

TOTAL SILVER				2,037	42.6	2,787	28,302	60.5	55,032	30,339	59.3	57,819

See page 24 of this news release for details of the footnotes referenced within the table above.

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Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Measured and Indicated Mineral Resources

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												GOLD
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,5,6,9,10,11)
Kinross Gold Corporation's Share at December 31, 2021
Property		Location	Kinross	Measured			Indicated			Measured and Indicated
			Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain		USA	100.0%	9,150	0.8	233	191,375	0.5	3,359	200,525	0.6	3,592
Fort Knox		USA	100.0%	7,685	0.3	77	168,931	0.3	1,600	176,616	0.3	1,677
Kettle River		USA	100.0%	-	-	-	1,133	6.5	236	1,133	6.5	236
Manh Choh		USA	70.0%	331	6.4	68	6,110	4.0	778	6,441	4.1	846
Round Mountain	[7]	USA	100.0%	-	-	-	137,974	0.7	2,989	137,974	0.7	2,989
SUBTOTAL				17,166	0.7	378	505,523	0.6	8,962	522,689	0.6	9,340

SOUTH AMERICA
La Coipa	[8]	Chile	100.0%	6,136	1.7	344	22,045	1.5	1,068	28,181	1.6	1,412
Lobo-Marte		Chile	100.0%	-	-	-	99,440	0.7	2,366	99,440	0.7	2,366
Maricunga		Chile	100.0%	35,555	0.8	905	312,171	0.6	6,166	347,726	0.6	7,071
Paracatu		Brazil	100.0%	138,606	0.3	1,225	170,464	0.3	1,749	309,070	0.3	2,974
SUBTOTAL				180,297	0.4	2,474	604,120	0.6	11,349	784,417	0.5	13,823

AFRICA
Chirano		Ghana	90.0%	8,285	1.4	380	17,005	1.2	641	25,290	1.3	1,021
Tasiast		Mauritania	100.0%	8,466	1.0	279	61,318	1.2	2,309	69,784	1.2	2,588
SUBTOTAL				16,751	1.2	659	78,323	1.2	2,950	95,074	1.2	3,609

RUSSIA
Chulbatkan		Russia	100.0%	-	-	-	43,373	0.9	1,280	43,373	0.9	1,280
Dvoinoye		Russia	100.0%	3	5.9	1	57	10.4	19	60	10.1	20
Kupol		Russia	100.0%	259	9.9	83	1,460	7.7	362	1,719	8.0	445
SUBTOTAL				262	9.9	84	44,890	1.2	1,661	45,152	1.2	1,745

TOTAL GOLD				214,476	0.5	3,595	1,232,856	0.6	24,922	1,447,332	0.6	28,517

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT												SILVER
MEASURED AND INDICATED MINERAL RESOURCES (EXCLUDES PROVEN AND PROBABLE MINERAL RESERVES) (2,3,4,5,6,9,10,11)
Kinross Gold Corporation's Share at December 31, 2021
Property		Location	Kinross	Measured			Indicated			Measured and Indicated
			Interest	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
NORTH AMERICA
Manh Choh		USA	70.0%	331	16.7	178	6,110	14.1	2,762	6,441	14.2	2,940
Round Mountain	[7]	USA	100.0%	-	-	-	4,734	8.3	1,262	4,734	8.3	1,262
SUBTOTAL				331	16.7	178	10,844	11.5	4,024	11,175	11.7	4,202

SOUTH AMERICA
La Coipa	[8]	Chile	100.0%	6,136	30.7	6,060	22,045	41.2	29,231	28,181	39.0	35,291
SUBTOTAL				6,136	30.7	6,060	22,045	41.2	29,231	28,181	39.0	35,291

RUSSIA
Dvoinoye		Russia	100.0%	3	6.1	1	57	21.2	39	60	20.3	40
Kupol		Russia	100.0%	259	129.7	1,079	1,460	105.6	4,958	1,719	109.3	6,037
SUBTOTAL				262	128.1	1,080	1,517	102.4	4,997	1,779	106.2	6,077

TOTAL SILVER				6,729	33.8	7,318	34,406	34.6	38,252	41,135	34.5	45,570

See page 24 of this news release for details of the footnotes referenced within the table above.

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25 York Street, 17th Floor
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Inferred Mineral Resources

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT						GOLD
INFERRED MINERAL RESOURCES (2,3,4,5,6,9,10,11)
Kinross Gold Corporation's Share at December 31, 2021
Property		Location	Kinross	Inferred
			Interest	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Bald Mountain		USA	100.0%	45,716	0.5	669
Fort Knox		USA	100.0%	85,071	0.2	672
Kettle River		USA	100.0%	1,816	6.5	378
Manh Choh		USA	70.0%	941	2.7	81
Round Mountain	[7]	USA	100.0%	84,111	0.5	1,418
SUBTOTAL				217,655	0.5	3,218

SOUTH AMERICA
La Coipa	[8]	Chile	100.0%	2,923	1.2	109
Lobo-Marte		Chile	100.0%	18,474	0.7	445
Maricunga		Chile	100.0%	153,276	0.6	2,782
Paracatu		Brazil	100.0%	75,592	0.3	817
SUBTOTAL				250,265	0.5	4,153

AFRICA
Chirano		Ghana	90.0%	5,443	1.9	335
Tasiast		Mauritania	100.0%	12,678	2.4	971
SUBTOTAL				18,121	2.2	1,306

RUSSIA
Chulbatkan		Russia	100.0%	4,473	0.7	103
Dvoinoye		Russia	100.0%	58	24.1	45
Kupol		Russia	100.0%	992	8.3	266
SUBTOTAL				5,523	2.3	414

TOTAL GOLD				491,564	0.6	9,091

MINERAL RESERVE AND MINERAL RESOURCE STATEMENT						SILVER
INFERRED MINERAL RESOURCES (2,3,4,5,6,9,10,11)
Kinross Gold Corporation's Share at December 31, 2021
Property		Location	Kinross	Inferred
			Interest	Tonnes	Grade	Ounces
			(%)	(kt)	(g/t)	(koz)
NORTH AMERICA
Manh Choh		USA	70.0%	941	16.1	486
Round Mountain	[7]	USA	100.0%	374	3.9	47
SUBTOTAL				1,315	12.6	533

SOUTH AMERICA
La Coipa	[8]	Chile	100.0%	2,923	32.1	3,019
SUBTOTAL				2,923	32.1	3,019

RUSSIA
Dvoinoye		Russia	100.0%	58	22.7	43
Kupol		Russia	100.0%	992	116.6	3,717
SUBTOTAL				1,050	111.4	3,760

TOTAL SILVER				5,288	43.0	7,312

See page 24 of this news release for details of the footnotes referenced within the table above.

p. 23	Kinross provides update on development projects and full-year 2021 exploration results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Mineral Reserve and Mineral Resource Statement Notes

(1) Unless otherwise noted, the Company’s mineral reserves are estimated using appropriate cut-off grades based on an assumed gold price of $1,200 per ounce and a silver price of $17.00 per ounce. Mineral reserves are estimated using appropriate process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery. Mineral reserve estimates are reported in contained units based on Kinross’ interest and are estimated based on the following foreign exchange rates:

Russian Rouble to United States Dollar: 60.00

Chilean Peso to United States Dollar: 725.00

Brazilian Real to United States Dollar: 4.25

Ghanaian Cedi to United States Dollar: 5.50

Mauritanian Ouguiya to United States Dollar: 35.00

(2) The Company’s mineral reserve and mineral resource estimates as at December 31, 2021 are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards - For Mineral Resources and Mineral Reserves" adopted by the CIM Council (as amended, the “CIM Definition Standards”) in accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects" (“NI 43-101”). Mineral reserve and mineral resource estimates reflect the Company's reasonable expectation that all necessary permits and approvals will be obtained and maintained.

(3) Cautionary note to U.S. investors concerning estimates of mineral reserves and mineral resources. These estimates have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States’ securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Definition Standards. These definitions differ from the definitions in subpart 1300 of Regulation S-K (“Subpart 1300”), which replaced the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 as part of the SEC’s amendments to its disclosure rules to modernize the mineral property disclosure requirements. These amendments became effective February 25, 2019 and registrants are required to comply with the Subpart 1300 provisions by their first fiscal year beginning on or after January 1, 2021. While the definitions in Subpart 1300 are more similar to the definitions in NI 43-101 and the CIM Definitions Standard than were the Industry Guide 7 provisions due to the adoption in Subpart 1300 of terms describing mineral reserves and mineral resources that are “substantially similar” to the corresponding terms under the CIM Definition Standards, including the SEC now recognizing estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” and amending its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definitions, the definitions in Subpart 1300 still differ from the requirements of, and the definitions in, NI 43-101 and the CIM Definition Standards. U.S. investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions in Subpart 1300 and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards set forth in Subpart 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Subpart 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. As a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the Subpart 1300 provisions and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to reporting pursuant to the Subpart 1300 provisions, which differ from the requirements of NI 43-101 and the CIM Definition Standards.

For the above reasons, the mineral reserve and mineral resource estimates and related information in this AIF may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

(4) The Company's mineral resource and mineral reserve estimates were prepared under the supervision of and verified by Mr. John Sims, who is a qualified person as defined by NI 43-101. Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant.

(5) The Company’s normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate mineral reserves and mineral resources. Independent data verification has not been performed.

(6) Rounding of values to the 000s may result in apparent discrepancies.

(7) Round Mountain refers to the Round Mountain project, which includes the Round Mountain deposit and the Gold Hill deposit. The Round Mountain deposit does not contain silver resources and all silver resources at Round Mountain are contained exclusively within the Gold Hill deposit. Disclosure of gold mineral reserves and mineral resources reflect both the Round Mountain deposit and the Gold Hill deposit. Disclosure of silver mineral reserves and mineral resources reflect only the Gold Hill deposit.

(8) Includes mineral resources and mineral reserves from the Puren deposit in which the Company holds a 65% interest; as well as mineral resources from the Catalina deposit, in which the Company holds a 50% interest.

p. 24	Kinross provides update on development projects and full-year 2021 exploration results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

(9) Mineral resources are exclusive of mineral reserves.

(10) Unless otherwise noted, the Company’s mineral resources are estimated using appropriate cut-off grades based on a gold price of $1,600 per ounce and a silver price of $20.00 per ounce. Foreign exchange rates for estimating mineral resources were the same as for mineral reserves. The mineral resource estimates for Manh Choh assume a $1,400 per ounce gold price and a $20 per ounce silver price and are based on the 2018 preliminary economic assessment.

(11) Mineral resources that are not mineral reserves do not have to demonstrate economic viability. Mineral resources are subject to infill drilling, permitting, mine planning, mining dilution and recovery losses, among other things, to be converted into mineral reserves. Due to the uncertainty associated with inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to indicated or measured mineral resources, including as a result of continued exploration.

p. 25	Kinross provides update on development projects and full-year 2021 exploration results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Mineral Reserve and Mineral Resource Definitions

A ‘Mineral Resource’ is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

A ‘Mineral Reserve’ is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

p. 26	Kinross provides update on development projects and full-year 2021 exploration results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include) “Development project highlights”, “Exploration and Mineral Reserves and Resources update”, “CEO Commentary”, “Development Projects”, “Exploration Update” and “Greenfields exploration update”, as well as statements with respect to our guidance for production, planned exploration expenditures; optimization of mine plans; identification of additional resources and reserves; the schedules and budgets for the Company’s development projects; mine life and any potential extensions; the Company’s greenhouse gas emissions reduction targets; the Company’s capital reinvestment program and continuous improvement initiatives and project performance or outperformance, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, operating costs; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “advance”, “believe”, “continue”, “estimates”, “expects”, “explore”, “forecast”, “future”, “growth”, “goal”, “guidance”, “objective”, “outlook”, “plan”, “potential”, “target” or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2021, and the Annual Information Form dated March 30, 2021 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of Tasiast; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting and development of the Lobo-Marte project; of the ramp-up of production at the La Coipa project; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, the European Union’s General Data Protection Regulation or similar legislation in other jurisdictions, potential amendments to and enforcement of tax laws in Russia, Ghana and Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), the modification or revocation of Russia’s international tax treaties, and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, improvement studies; scoping studies and pre-feasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations, including the completion of the Manh Choh feasibility study; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) the accuracy of: the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (9) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (10) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (11) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (12) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (13) potential direct or indirect operational impacts resulting from infectious diseases or pandemics such as the ongoing COVID-19 pandemic; (14) the effectiveness of preventative actions and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, travel restrictions, business continuity plans, and efforts to mitigate supply chain disruptions; (15) changes in national and local government legislation or other government actions, particularly in response to the COVID-19 pandemic; (16) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation the audit of mining companies in Ghana which includes the Corporation’s Ghanaian subsidiaries, litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom, and the ongoing Sunnyside settlement regarding potential liability under the U.S. Comprehensive Environmental Response, Compensation and Liability Act); (17) the impacts of the pit wall issues at Round Mountain being consistent with the Company’s expectations; (18) that the Great Bear Resources acquisition will close in accordance with, and on the timeline contemplated by, the terms and conditions of the relevant agreements, on a basis consistent with our expectations; (19) the anticipated mineralization of the Dixie Project being consistent with expectations and the potential benefits to Kinross from the project and any upside from the Dixie project; and (20) the Company’s estimates regarding the timing of completion of the 21k and 24k projects. Known and unknown factors could cause actual results to differ materially from

p. 27	Kinross provides update on development projects and full-year 2021 exploration results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions, sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2021, the Annual Information Form dated March 30, 2021 and the “Cautionary Statement on Forward-Looking Information” in our greenhouse gas emissions news release dated February 16, 2022. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this presentation, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this presentation has been prepared under the supervision of Mr. John Sims, who is a “qualified person” within the meaning of National Instrument 43-101. Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant.

Source: Kinross Gold Corporation

p. 28	Kinross provides update on development projects and full-year 2021 exploration results	www.kinross.com